

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Francis Knuettel II
Chief Executive Officer
Chromocell Therapeutics Corporation
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

      Re: Chromocell Therapeutics Corporation
          Amendment No. 6 to Registration Statement on Form S-1
          Filed October 16, 2023
          File No. 333-269188

Dear Francis Knuettel II:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2023 letter.

Amendment No. 6 to Registration Statement on Form S-1

Cover Page

1.   We note you have removed the disclosure regarding the Representative's Warrants from the cover page. Please revise to include this disclosure on your cover page.

Risk Factors
Risks Related to Our Business Operations
We have not received signatures for the amendment to the senior secured convertible note in the April Bridge Financing..., page 28

2.   We note your risk factor on page 28 stating that you have not received signatures for the amendment to the senior secured convertible note in the April Bridge Financing or the lock-up agreement from Mr. Kopfli, the director and authorized signatory of Chromocell Holdings and that you may not receive such signatures before closing. Please revise your

risk factor disclosure to describe the specific ramifications of not receiving the signatures. We note the amendment to the April Bridge Financing extended the October 17, 2023 maturity date to November 1, 2023.

Principal Stockholders, page 87

3. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by the 5% or more holders in the table on page 87.

Shares Eligible for Future Sale
Lock-Up Agreement, page 93

4. We note your risk factor on page 28 stating that you have not received signatures for the lock-up agreement from Mr. Kopfli, the director and authorized signatory of Chromocell Holdings and that you may not receive such signatures before closing. Please also include such disclosure on page 93 or otherwise advise.

General

5. Please revise your disclosure to clarify whether you have issued any Series C Preferred Stock and clarify if you will have any Series C Preferred Stock issued and outstanding following your offering. We note your disclosure appears inconsistent throughout your registration statement. For example only, we note your disclosure in your prospectus summary stating you "will issue to Chromocell Holdings 2,600 shares of Series C Convertible Redeemable Preferred Stock" and you Principal Stockholders table on page 89 does not appear to indicate 2,600 shares of Series C Convertible Redeemable Preferred Stock owned after the offering.

6. We note that Dominion Capital LLC, will own 100% of your Series B Preferred Stock and your risk factor disclosure on page 35 that "the Series B Preferred Stock, if issued, will contain various prohibitions that may restrict [y]our ability to undertake certain corporate actions." Please disclose on your prospectus cover page and in your prospectus summary the percent of the Series B Preferred Stock held by Dominion Capital LLC. In addition, please revise your disclosure to highlight the disparate voting rights of your Preferred Stock in your prospectus summary section and on the prospectus cover page.

Please contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Danovitch, Esq.